FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CURRENT REPORT
Pursuant to Section 13 or 15d of the
Securities Exchange Act of 1934

Date of Report: November 18, 2025
(Report covers the quarter ended September 30, 2025)

ENTREX CARBON MARKET, INC.
(Exact name of registrant as specified in its charter)

Nevada
001 363598
84 2099590
(State of Incorporation)
(Commission File Number)
(IRS Employer Identification Number)

150 East Palmetto Park Road, Suite 800
Boca Raton, Florida 33432
(Address of principal executive offices)

+1 877 4EN TREX
(Registrant telephone number)

Item 2.02. Results of Operations and Financial Condition

Entrex provides the following Management's Discussion and Analysis for the quarter ended
September 30, 2025. This narrative is furnished as Exhibit 99.1 to this Current Report on Form 8
K.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit 99.1
Management's Discussion and Analysis for the Quarter Ended September 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

ENTREX CARBON MARKET, INC.

By: _____
Name:
Title:

Date: November 18, 2025

EXHIBIT 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS
Quarter Ended September 30, 2025

During the summer quarter, Entrex took steps to strengthen its foundation and enhance the team responsible for managing and expanding the initiatives that define the next phase of growth.

Entrex remains focused on its core mission of building an Entrepreneurial Exchange that connects capital with entrepreneurial cash flowing companies for the alternative investment community.

Since executing the first trade of a security on the blockchain through our broker dealer in 2015 involving Overstock dot com's TIGRcub Security, we have continued aligning innovation with practicality. We facilitated millions of dollars of our patented TIGRcub Security for the alternative fixed income community and remain focused on building and scaling sector oriented markets whether geographic or industrial.

The COVID 19 era and the subsequent shift in federal priorities away from corporate carbon neutrality commitments created challenges but also produced new opportunities for evolution.

Carbon and Environmentally Beneficial Projects

As domestic carbon markets lost policy momentum, Entrex expanded its focus from carbon neutrality to environmentally beneficial projects that also generate revenue. These projects span energy efficiency, stranded gas mitigation, and clean power generation, and they combine measurable environmental impact with recurring EBITDA.

Our goal remains to structure investment vehicles that allow investors to participate in projects offering both return and responsibility.

Bitcoin Mining Initiative

Entrex continues to advance its Bitcoin Mining Unit acquisition program. Detailed due diligence packages are underway for the first five million dollars of capital, with the initial tranche targeted for closing before year end and additional tranches anticipated during the first quarter of 2026.

We have filed a twenty million dollar Regulation A Tier One offering with the SEC. It remains unqualified as of this report. We intend to deploy proceeds at market pricing to acquire modular asset backed Bitcoin mining units.

Our seven developer partners collectively represent approximately seven hundred contracted units. Each acquisition is structured on a multiple of EBITDA. Under this structure every dollar invested is projected to purchase approximately twenty five cents of historical EBITDA. The two hundred twenty five million dollars of capital we aim to raise by the end of 2026 would therefore be expected to purchase more than fifty six million dollars of historical EBITDA. This approach is consistent with prior Entrex roll up strategies. We believe the Bitcoin mining initiative has the potential to become a standalone multibillion dollar enterprise if fully implemented.

EV Charging Initiative

Our EV Charging initiative represents a significant opportunity contingent on federal participation. Entrex has prepared deployment plans for more than six thousand charging sites and stands prepared to advance implementation subject to capital acquisition and the resumption of regulatory and funding processes.

If government support materializes, this program could become a transformational catalyst for Entrex.

Florida Market and the TampaTwenty

Our Florida Market initiatives continue to progress in partnership with the University of Tampa, where we co developed the Revenue Realities research earlier this year.

The next evolution, including TampaTwenty and MiamiTwenty, extends this collaboration by creating tax advantaged, fully asset backed, alternative yield indexes designed to showcase and support leading private companies across Florida. These indexes reflect the same philosophy behind many successful Entrex programs. They provide transparent, revenue based structures that deliver investor yield while enabling access to otherwise difficult market sectors.

Legal and Regulatory Matters

Entrex continues to devote attention to capital markets compliance and alternative financing structures including private investments in public equity and other capital raising programs.

Outlook

Entrex closes the third quarter of 2025 with optimism. We believe that our team, partnerships, and project pipeline position us for a strong fourth quarter and an active 2026.

We intend to continue managing for profits, controlling costs, and executing our strategy to align innovation with measurable results.

We believe the following.

The carbon transition will evolve into a profitable environmental impact portfolio.
The Bitcoin mining program may have near term capital commitments and scalable developer capacity.
The EV Charging initiative, if federally supported and funded, offers significant optionality.
The TampaTwenty and MiamiTwenty initiatives provide new pathways to connect Florida's entrepreneurial ecosystem with yield seeking investors.

Audit and Capital Plans

Our capital plans include completing a full 2025 audit, and we are currently in discussions with multiple PCAOB registered firms. Although the process represents a significant undertaking given the absence of pre merger financials, we intend to pursue and complete the audit as efficiently as possible. Upon completion, this audit could position Entrex for potential uplisting and expanded capital markets activity.

Operations

We continue to manage operations with disciplined expense control, relying primarily on participating partners to limit cash outflows. We expect to maintain our current operating level until project cash flows support expansion without requiring dilutive financing. Our approach remains to manage for profits and align expenses accordingly.

Entrex remains focused on matching capital with performance and aligning innovation with accountability. We believe that the fourth quarter of 2025 and full year 2026 will bring meaningful financial outcomes and renewed momentum for stakeholders.

Disclaimer Regarding Forward Looking Statements

Certain statements in this report may constitute forward looking statements under the Private Securities Litigation Reform Act of 1995. Forward looking statements include information concerning future strategic objectives, business prospects, anticipated savings, financial results including expenses, earnings, liquidity, cash flow and capital expenditures, market conditions, demand for and pricing of products, acquisitions and divestitures, anticipated litigation results, regulatory developments, and general economic conditions. Words such as believes, expects, anticipates, intends, plans, estimates, projects, forecasts, and future or conditional verbs such as will, may, could, should, or would are intended to identify forward looking statements. These statements are not guarantees. They involve risks, uncertainties, and assumptions. Although we base such statements on assumptions we believe to be reasonable, actual results may differ materially.